May 12, 2015

BY HAND AND EDGAR

Jay Ingram

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-7010

Re:	Fortress Transportation and Infrastructure Investors LLC
Amendment No. 5 to Registration Statement on Form S-1
Filed May 4, 2015
File No. 333-193182

Dear Mr. Ingram,

On behalf of Fortress Transportation and Infrastructure Investors LLC (the “Company”), enclosed is a copy of Amendment No. 7 (the “Amendment”) in respect of the above-referenced Amendment No. 5 to the Registration Statement on Form S-1 (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the submission of the Registration Statement filed with the Commission on May 4, 2015.

The changes reflected in the Amendment include those made in response to the comments of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of May 11, 2015 (the “Comment Letter”). The Amendment also includes changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments of the Staff. The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Amendment.

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

Cash Available for Distribution, page 11

1.	Your response to comment 1 in our letter dated May 1, 2015 indicates that this measure is intended to be used in evaluating your ability to make distributions and to make capital expenditures and acquisitions. Consequently, the title you selected for this measure is confusing because it fails to reference the other, more material liquidity requirements that it is intended to assess. Further, it fails to measure your actual ability to “generate sufficient cash” for distributions since it excludes the substantial working capital cash requirements that have materially impacted the actual residual cash flow available for your stated discretionary expenditures. Please clarify the title, and delete the word “cash” from the title so it will not be confused with the term as defined by GAAP. See Item 10(e)(1)(ii)(E) of Regulation S-K.

The Company acknowledges the Staff’s comment and, in order to clarify the disclosure, has renamed “Cash Available for Distribution” as “Funds Available for Distribution” or “FAD.” The Company has updated such references throughout the Registration Statement.

The Company continues to believe that Funds Available for Distribution is a useful metric for investors, analysts and management in evaluating the Company’s ability to meet its stated dividend policy as described in the Registration Statement, and this is the primary purpose of the metric. The Company has clarified the disclosure throughout the Registration Statement to note that FAD’s primary purpose is to serve as a metric in evaluating the Company’s ability to meet its stated dividend policy as described in the Registration Statement.

The Company hereby clarifies its prior response to the Staff regarding the use of FAD as a measure of the Company’s ability to fund capital expenditures and acquisitions. On this point, FAD is relevant in only one respect: to the extent the Company does not use funds to make dividends or distributions to investors, it could use such funds to make capital expenditures or help fund future acquisitions or other investments. However, these funds are not the primary sources of liquidity to fund capital expenditures, future acquisitions and other investments. Instead, the Company has multiple sources of liquidity and intends to fund capital expenditures, future acquisitions and other investments with the net proceeds from this offering, future incurrences of indebtedness, additional capital contributions and/or future issuances of equity. While the Company believes it has provided disclosure to this effect in the “Liquidity” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations, it has clarified the disclosure throughout the Registration Statement to note that FAD neither includes these alternative sources of liquidity nor the expenditures necessary for these investments.

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

2.	We now understand that your non-GAAP liquidity measure is intended to inform investors about your ability to make distributions, capital expenditures and acquisitions. In order for investors to fully assess your stated ability, please expand your disclosure wherever the measure is presented to quantify the actual amounts paid in 2014 for these distributions, capital expenditures, and acquisitions. For example, the Statements of Cash Flows on pages F-8 and F-9 show these payments to be $76 million, $49.4 million, and $156.7 million. Further, since your measure incorporates proceeds from finance lease collections, it would appear necessary to similarly address the $387.1 million paid to acquire the assets underlying such leases. The $20.4 million paid to acquire lease intangibles would be similarly relevant. Given your expansion strategy disclosed on page 2, and your $1.5 billion “acquisition pipeline” highlighted on page 12, this revision is needed in order to correlate your liquidity measure with its stated purpose. The fact that your corresponding historical liquidity requirements substantially exceeded your non-GAAP liquidity measure should be prominently disclosed.

The Company acknowledges the Staff’s comment and has expanded its disclosure on pages 10, 11 and 91 to quantify actual amounts paid in 2014 and the first quarter of 2015 for distributions. As described in the Company’s response to the Staff’s Comment 1, FAD is not the primary measurement of the Company’s ability to fund capital expenditures, future acquisitions and other investments. Therefore, the Company has not specifically noted actual amounts paid in 2014 or the first quarter of 2015 for capital expenditures and acquisitions when referencing FAD, as it believes this would create confusion regarding the calculation and purpose of FAD.

The Company respectfully submits that the costs incurred to acquire assets from which the components of FAD are generated may have been accounted for in prior periods and were acquired with various sources of liquidity, including revenues from infrastructure and equipment assets after operating expenses, borrowings, distributions received from unconsolidated investees, proceeds from the sale of assets and capital contributions from members. Additionally, FAD is not intended as a metric of the Company’s ability to fund capital expenditures and acquisitions. Therefore, the Company believes that such amounts incurred to acquire assets are not useful to an understanding of FAD, and in fact, could cause confusion regarding the components of FAD. Likewise, the Company respectfully submits that the Company’s historical liquidity requirements for capital expenditures and acquisitions are unrelated to FAD and thus disclosure comparing such requirements with FAD could cause confusion regarding the components of FAD.

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

3.	The disclosure on page 58 implies that $49.5 million is, or will be, “invested in the business” in 2015. Please disclose on page 11 whether your projected $14.4 million March 31, 2015 liquidity measure was less than the actual cash required to pay distributions, capital expenditures, and acquisitions during the period.

As discussed in the Company’s response to the Staff’s Comment 1, capital expenditures, future acquisitions and other investments are not included in the Company’s calculation of FAD and are not reflected in the $14.4 million of projected FAD for the quarter ended March 31, 2015. We have amended footnote 1 on page 11 as follows:

Includes an expected FAD impact attributable to our Jefferson Terminal segment for the three months ended March 31, 2015 in the range of $(4) million to $(5) million. FAD does not include equity capital called from existing limited partners, proceeds from this offering, proceeds from any debt issuance, historical cash and cash equivalents and expected investments in our operations.

In addition, the Company has amended footnote 1 on page 58 as follows:

Consists of (i) $201.9 million of net equity capital expected to be called from existing limited partners of the Onshore Partnership and the Offshore Partnership, (ii) offering proceeds of $371.4 million, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (iii) $22.1 million of historical cash and cash equivalents as of December 31, 2014. Approximately $49.5 million of the $251.4 million in net equity capital received since December 31, 2014 has been invested or is expected to be invested in our operations and is not reflected in cash and cash equivalents. Such amounts are not included in the Company’s calculation of FAD.

4.	Wherever you disclose this non-GAAP liquidity measure, please also present the corresponding GAAP operating, investing and financing cash flow measures. See Question 102.06 of the Non-GAAP Financial Measures C&DI.

The Company has revised the disclosure on page 11 of the Registration Statement to add the following disclosure of the corresponding GAAP operating, investing and financing cash flow measures when disclosing FAD:

	Three Months Ended March 31, 2015
	Low	High
	(Unaudited) Range (in thousands)
Cash from operating activities	$5,750	$6,750
Cash from investing activities	(36,150)	(35,150)
Cash from financing activities	44,125	45,125

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

Acquisition Pipeline, page 12

5.	You disclose $1.5 billion of potential acquisitions, some of which have progressed to “a letter of intent and negotiation of key terms.” Please give us the significance tests for any probable acquisitions. See Article 3-05 of Regulation S-X.

The Company confirms that none of the acquisition opportunities described in the paragraph entitled “Acquisition Pipeline” are probable within the meaning of Rule 3-05, as none represent a binding agreement, nor is financial information for those entities deemed to be necessary to allow investors to make an investment decision related to this offering in accordance with Section 506.02(c)(ii) of the Financial Reporting Codification. The Company has added the following disclosure on the pages indicated:

p. 4 and 116: Currently, our Equipment Leasing Business accounts for approximately 63% of our book equity. Longer term, we expect that approximately half of our equity capital will be deployed in Equipment Leasing assets, and approximately half will be deployed in Infrastructure assets. We have a robust current pipeline of potential acquisition opportunities representing approximately $1.5 billion in equity capital. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. As of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions.

p. 12 and 123: Acquisition Pipeline. In addition to our current investment portfolio, we have been and continue to be active in evaluating and pursuing various attractive acquisition opportunities. We are currently evaluating over $1.5 billion (measured by equity capital) of potential Infrastructure and Equipment Leasing acquisitions. Of this current pipeline, approximately 30% of potential opportunities are Aviation-related, including aircraft, engines and airports; approximately 25% are Offshore Energy-related, including energy service companies; and the remainder includes opportunities for intermodal, rail and port-related investments. These opportunities are in varying stages of development from preliminary diligence, to submission of a non-binding offer, and through delivery of a non-binding letter of intent and negotiation of key terms. However, as of the date of this prospectus, we have not reached a binding agreement regarding any of these potential acquisition opportunities. Each opportunity is subject to, among other things, due diligence, further negotiations and entry into definitive documentation, and our ability to consummate any of these potential opportunities is subject to a number of additional factors and conditions. We plan to use the net proceeds from this proposed offering to help fund this acquisition pipeline.

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

6.	Please disclose in your MD&A liquidity section the amount of your planned capital expenditures, business and asset acquisitions for the next 12 months. See Section 501.02 of the Financial Reporting Codification.

In response to the Staff’s comment, the Company confirms that, as of December 31, 2014, there were approximately $105 million of planned capital expenditures for the next 12 months, occurring primarily at the Jefferson Terminal segment. The Company expects to fund a portion of its share of the capital expenditures with approximately $49 million of net equity capital received from our limited partners since December 31, 2014 (exclusive of the $201.9 million in capital we have called prior to this offering). The remaining balance is expected to be funded by both borrowings and contributions from non-controlling interest holders.

With respect to business and asset acquisitions, the Company respectfully notes that as none of the above-referenced pipeline transactions or negotiations are definitive, none are included within the planned liquidity needs of the Company.

The Company has added the following disclosure on page 89:

As of December 31, 2014, planned capital expenditures for the Company and its subsidiaries for the next 12 months totaled approximately $105 million, occurring primarily at the Jefferson Terminal segment. The Company expects to fund a portion of its share of the capital expenditures with approximately $49 million of net equity capital received from its limited partners since December 31, 2014 (exclusive of the $201.9 million in capital the Company has called prior to this offering). The remaining amounts are expected to be funded by both borrowings and contributions from non-controlling interest holders.

In addition, the Company is currently evaluating over $1.5 billion of potential Infrastructure and Equipment Leasing transactions which could occur within the next 12 months. See “Summary—Recent Developments—Acquisition Pipeline.” However, as of the date of this prospectus, none of the above-referenced pipeline transactions or negotiations are definitive or included within our planned liquidity needs of the Company.

Summary Historical Consolidated Financial Data, pages 22

7.	On a pro forma basis, your 2014 net loss is $51.6 million whereas your 2014 historical net income is $2.9 million. Similarly, your pro forma revenue significantly differs from the historical amount. Please present corresponding measures from your pro forma financial statements so readers can understand the impact of your business combinations on the comparability of the data presented. See the analogous guidance in Instruction 2 to Item 301 of Regulation S-K.

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

In response to the Staff’s comment, the Company has expanded the disclosure on page 22 of the Amendment to present the unaudited pro forma combined financial information and provide the description of pro forma transactions. The Company has also highlighted specific drivers that will enhance an understanding of the pro forma combined financial information. The revised disclosure is as follows:

SUMMARY HISTORICAL CONSOLIDATED AND UNAUDITED PRO FORMA

COMBINED FINANCIAL INFORMATION

The following tables summarize the consolidated financial information of the Company. The Company is a recently-formed limited liability company that has not, to date, conducted any activities other than those incident to its formation and its ownership of Holdco, which have been deemed immaterial and therefore are not presented in the summary historical consolidated financial data.

The summary consolidated statement of operations data for the years ended December 31, 2014 and 2013, and the summary consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited financial statements.

The unaudited pro forma combined financial information has been prepared to reflect adjustments to our historical consolidated financial information that are (i) directly attributable to the Pro Forma Transactions, (ii) factually supportable, and (iii) with respect to the unaudited pro forma combined statement of operations, expected to have a continuing impact on our results. However, such adjustments are estimates based on certain assumptions and may not prove to be accurate. Information regarding these adjustments is subject to risks and uncertainties that could cause actual results to differ materially from our unaudited pro forma combined financial information.

The unaudited pro forma combined financial information gives effect to the following (the “Pro Forma Transactions”):

•	the acquisition of Montreal, Maine and Atlantic Railway Ltd. (“MM&A—U.S.”) and Montreal, Maine and Atlantic Canada Co (“MM&A—Canada”) on May 15, 2014 and June 30, 2014, respectively, which are accounted for as business combinations. The acquired businesses were renamed as CMQR subsequent to the acquisition;

•	the acquisition of a 60% interest in Jefferson Terminal on August 27, 2014, which was accounted for as a business combination and the financing under the new credit facility entered into in connection with such acquisition;

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

•	the management fee payable to the Manager and the incentive compensation allocable to the General Partner following this offering; and

•	the issuance of common shares to the Initial Shareholders immediately prior to this offering in exchange for existing membership interests in the Company.

The unaudited pro forma combined statement of operations for the year ended December 31, 2014 gives effect to the Pro Forma Transactions as if they had occurred as of January 1, 2014. The unaudited pro forma combined balance sheet as of December 31, 2014 gives effect to the Pro Forma Transactions, as if they had occurred on December 31, 2014.

The following summary historical consolidated and unaudited pro forma combined financial information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Unaudited Pro Forma Combined Financial Information,” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	PRO FORMA (UNAUDITED)	HISTORICAL
	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2013
Statement of Operations data:
Equipment leasing revenues	$45,154	$43,984	$19,530
Infrastructure revenues	21,021	13,946	—

Total revenues	66,175	57,930	19,530

Operating expenses	34,542	27,223	3,157
General and administrative (1)	39,739	2,007	805
Acquisition and transaction expenses	310	11,450	260
Management fees to affiliate	9,255	5,463	2,211
Depreciation and amortization	21,266	15,998	3,909
Interest expense (2)	14,963	5,872	2,816

Total expenses	120,075	68,013	13,158

Equity in earnings of unconsolidated entities, net	6,093	6,093	10,325
Gain on sale of equipment, net	1,403	7,576	2,415
Gain on sale of unconsolidated entity	—	—	6,144
Interest income	186	186	23
Other income (expense)	(4,519)	20	—

Total other income	3,163	13,875	18,907

(Loss) Income before income taxes	(50,737)	3,792	25,279
Provision for income taxes	874	874	—

Net (loss) income	(51,611)	2,918	25,279
Less: Net (loss) income attributable to non-controlling interest in consolidated subsidiaries	(24,312)	(4,862)	458

Net (loss) income attributable to members	$(27,299)	$7,780	$24,821

Unaudited (loss) earnings per share, basic and diluted, as adjusted for the Reorganization	(0.51)	0.15	0.46
Unaudited weighted average shares outstanding, basic and diluted, as adjusted for the Reorganization	53,502,873	53,502,873	53,502,873

(1)	The increase in pro forma general and administrative expense as compared to historical periods is primarily attributable to approximately $37 million in general and administrative expenses incurred by Jefferson Terminal during its pre-acquisition period in 2014.

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

(2)	The increase in pro forma interest expense as compared to historical periods is primarily attributable to reflecting the interest expense associated with the $100 million term loan from Morgan Stanley Senior Funding, Inc., entered into in connection with the Jefferson Terminal acquisition as if the term loan has been outstanding since January 1, 2014. The term loan has a variable interest rate, which is calculated as 9% at the date of acquisition.

	PRO FORMA (UNAUDITED)	HISTORICAL
	Year ended December 31, 2014	Year ended December 31, 2014	Year ended December 31, 2013
Balance Sheet data:
Total assets	$1,404,201	$1,404,201	$278,647
Debt obligations	592,267	592,867	73,388
Total liabilities	690,704	690,704	82,763
Total members’ equity	713,497	713,497	195,884

Financial Statements, page F-1

8.	Note the updating requirements in Article 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment. The Company respectfully submits that it is working diligently to address all of the Staff’s comments such that the Registration Statement may be declared effective prior to May 14, 2015, the last date that the Company’s most recent financial statements included in the Registration Statement may be used before they become stale.

* * * * *

Mr. Jay Ingram

Securities and Exchange Commission

May 12, 2015

Please telephone the undersigned at (212) 735-3259 or Joseph A. Coco at (212) 735-3050 if you have any questions or require any additional information.

Very truly yours,
Michael J. Zeidel

cc:	Leland Benton, Securities and Exchange Commission

Alfred Pavot, Securities and Exchange Commission

Tracie Towner, Securities and Exchange Commission

Cameron D. MacDougall, Fortress Transportation and Infrastructure Investors LLC

Joseph A. Coco, Skadden, Arps, Slate, Meagher & Flom LLP